UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

George Chen

PW Medtech Group Limited

Building 1, No. 23 Panlong West Road

Pinggu District, Beijing

People’s Republic of China

+86 10 8478 3617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104

1.		Names of Reporting Persons. PW Medtech Group Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) BK
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,321,000 ordinary shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,321,000 ordinary shares(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,321,000 ordinary shares(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 16.52%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)	1,000,000 Ordinary Shares will be sold to Beachhead Holdings Limited pursuant to a share purchase agreement dated September 18, 2019. Please refer to Item 4 for a brief description of such share purchase agreement.
(2)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as provided in the Issuer’s Form 6-K filed on August 5, 2019.

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CUSIP No. G21515104

1.		Names of Reporting Persons. Cross Mark Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,316,647 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,316,647 ordinary shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,647 ordinary shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 6.05%(1)
14.		Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as provided in the Issuer’s Form 6-K filed on August 5, 2019.

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CUSIP No. G21515104

1.		Names of Reporting Persons. Liu Yufeng
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,316,647 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,316,647 ordinary shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,647 ordinary shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 6.05%(1)
14.		Type of Reporting Person (See Instructions) IN

(1)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as provided in the Issuer’s Form 6-K filed on August 5, 2019.

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Introduction

This Amendment No.3 to Schedule 13D (this “Amendment No.3”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2018, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on August 27, 2018 and Amendment No. 2 filed under Schedule 13D/A on September 24, 2018 (the “Original Schedule 13D”), by each of PW Medtech Group Limited (“PWM”), Cross Mark Limited (“Cross Mark”), and Ms. Liu Yufeng (the “Reporting Persons”) and relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Except as provided herein, this Amendment No.3 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.3 have the means ascribed to them in the Original Schedule 13D.

Item 2. Identify and Background.

The fifth paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated it its entirety to read as follows:

PWM is a public company listed on The Stock Exchange of Hong Kong Limited (1358.HK). As of the date hereof, (i) PWM is owned as to approximately 36.65% by Cross Mark, which is its single largest shareholder and deemed as its controlling shareholder under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and (ii) Cross Mark is wholly-owned by Ms. Liu Yufeng.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

PWM, together with Beachhead Holdings Limited (“Beachhead”), Parfield International Ltd. (“Parfield”), CITIC Capital China Partners IV, L.P. (“CITIC Capital”), HH Sum-XXII Holdings Limited (“Hillhouse”) and V-Sciences Investments Pte Ltd (“Temasek,” together with Beachhead, PWM, Parfield, CITIC Capital and Hillhouse, each, an “Initial Consortium Member,” and together with any additional parties who may, after the date thereof, join the Consortium Agreement (as defined below) in accordance with the terms thereof (the “Additional Parties”), collectively, the “Buyer Consortium”) anticipates that, at the price per Ordinary Share set forth in the Proposal (as defined below), approximately $1.93 billion would be expended in acquiring all of the Ordinary Shares owned by shareholders of the Issuer other than the members of the Buyer Consortium and their respective affiliates.

It is anticipated that the funding for the Transaction (as described below) will be provided by a combination of debt and equity financing. The equity financing will be provided by the members of the Buyer Consortium in the form of cash and through the rollover of all or part of the equity interests beneficially owned by the Buyer Consortium members and their respective affiliates (the “Rollover Securities”). Debt financing, if used, will be primarily provided by one or more third party financial institutions.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

In connection with the submission of the Proposal by the Buyer Consortium and the Transaction, on September 18, 2019, the Board granted to PWM, Beachhead, CITIC Capital and HH China Bio Holdings LLC (an affiliate of Hillhouse) a waiver from complying with certain restrictions as agreed under the investor rights agreements entered into by each of such persons and the Issuer, respectively, solely for the purpose of the Proposal and the Transaction and for a period from the effectiveness of such waiver to the earlier of (i) 12 months therefrom, and (ii) the entry into the definitive agreement for the Transaction as recommended by the Special Committee (as defined below) and approved by the Board. The Board has also determined that each member of the Buyer Consortium shall be an “exempt person” under the Issuer’s currently effective preferred shares rights agreement.

On September 18, 2019, the Initial Consortium Members entered into a consortium agreement (the “Consortium Agreement”), pursuant to which each member of the Buyer Consortium has agreed, among other things, to (i) cooperate with other members of the Buyer Consortium in good faith in arranging financing; engaging advisors and preparing definitive documentation in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below), (ii) for a period of 12 months after the date of the Consortium Agreement, work exclusively with each other with respect to the Transaction and vote all equity securities held or otherwise beneficially owned by it in the Issuer in favor of the authorization and approval of the Transaction and any definitive documentation in connection therewith, and (iii) cancel the Rollover Securities for no consideration and subscribe for certain number of newly issued shares of a new company to be formed by the Buyer Consortium. PWM’s obligations under the Consortium Agreement to vote in favor of the Transaction and contribute its Rollover Securities are subject to the approval by shareholders of PWM at an Extraordinary General Meeting of PWM.

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On September 18, 2019, the Buyer Consortium submitted a non-binding preliminary proposal (the “Proposal”) to the Board. In the Proposal, the Buyer Consortium proposed to acquire all of the outstanding Ordinary Shares of the Issuer (other than the Rollover Securities) for $120 per share in cash. The Proposal also provided that, among other things, the Buyer Consortium would (a) conduct customary due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type. The Proposal further stated that the Buyer Consortium expected that the Board would set up a special committee (the “Special Committee”) comprised of independent and disinterested directors and that the Special Committee would consider the Proposal and make a recommendation to the Board.

On September 18, 2019, PWM entered into a share purchase agreement (the “PWM SPA”) with Beachhead, pursuant to which PWM shall sell to Beachhead 1,000,000 Ordinary Shares (the “PWM Sale Shares”) at the per share purchase price of $101.00 (the “PWM Purchase Price”), subject to the terms and conditions thereof (including the approval by shareholders of PWM at an Extraordinary General Meeting of PWM). In the event that (i) the Transaction is consummated and (ii) the per share price set forth in the definitive agreement for the Transaction (the “Buyer Consortium Take-Private Consideration”) is greater than the PWM Purchase Price, Beachhead shall pay PWM an amount equal to the product of (x) the number of PWM Sale Shares multiplied by (y) the excess of (A) the Buyer Consortium Take-Private Consideration over (B) the PWM Purchase Price. In addition, in the event that (i) the definitive agreement for the Transaction is executed but subsequently terminated, (ii) the Buyer Consortium Take-Private Consideration is greater than the PWM Purchase Price and (iii) another take-private transaction involving the Company other than the Transaction is consummated within 12 months from such termination and none of the Ordinary Shares held by Beachhead is rolled over in such transaction, Beachhead shall pay PWM an amount equal to the product of (x) the number of PWM Sale Shares multiplied by (y) the excess of (A) the Buyer Consortium Take-Private Consideration over (B) the PWM Purchase Price.

If the Transaction is consummated, the Ordinary Shares of the Issuer will no longer be traded on the NASDAQ Global Market and the registration of the Ordinary Shares of the Issuer under Section 12 of the Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Transaction will be consummated. The Proposal provides that it does not constitute any binding commitment with respect to the Transaction and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

References to the Consortium Agreement and the Proposal in this Amendment No. 3 are qualified in their entirety by reference to the Consortium Agreement, the Proposal and the PWM SPA, copies of which are attached hereto as Exhibits 7, 8 and 9 incorporated herein by reference in their entirety.

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Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) See Items 11 and 13 of the cover pages to this Schedule for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof. See Items 7 through 10 of the cover pages to this Schedule for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition. In addition, because of the arrangements in the Consortium Agreement, the parties to that agreement may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Neither the filing of this Amendment No.3 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by Beachhead, Parfield, CITIC Capital, Hillhouse and Temasek and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by inserting the following paragraph before the last paragraph thereof:

The descriptions of the principal terms of the Consortium Agreement, the Proposal and the PWM SPA under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement dated January 10, 2018 by the Reporting Persons (incorporated by reference to Exhibit 1 of the Original Schedule 13D filed by the Reporting Persons on January 10, 2018)

Exhibit 2	Share Exchange Agreement by and between the Issuer and PWM dated October 12, 2017 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on October 13, 2017)

Exhibit 3	Amendment No. 1 to the Share Exchange Agreement, dated as of December 29, 2017, by and between the Issuer and PWM (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on December 29, 2017)

Exhibit 4	Investor Rights Agreement by and between the Issuer and PWM dated January 1, 2018 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on January 3, 2018)

Exhibit 5	Share Purchase Agreement by and between the Issuer and PWM dated August 24, 2018 (incorporated by reference to Exhibit 99.4 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on August 27, 2018)

Exhibit 6	Margin Loan Agreement by and between PWM, Morgan Stanley Bank, N.A. and Morgan Stanley & Co. International plc dated September 20, 2018 (incorporated by reference to Exhibit 6 of the Original Schedule 13D filed by the Reporting Persons on September 24, 2018)

Exhibit 7	Proposal from the Buyer Consortium to the Board dated September 18, 2019 (incorporated by reference to Exhibit 99.1 of the Form 6-K furnished to the SEC by the Issuer on September 19, 2019)

Exhibit 8*	Consortium Agreement dated September 18, 2019 by and among the Initial Consortium Members

Exhibit 9*	Share Purchase Agreement dated September 18, 2019 by and between PWM and Beachhead

*Filed herewith

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2019

PW MEDTECH GROUP LIMITED

By:	/s/ Yue’e Zhang
	Name:	Yue’e Zhang
	Title:	Executive Director and Chief Executive Officer

CROSS MARK LIMITED

By	/s/ Liu Yufeng
	Name:	Liu Yufeng
	Title:	Director

LIU YUFENG

By	/s/ Liu Yufeng

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